

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via E-mail</u>
Ms. Bridget M. Healy
Executive Vice President and Chief Legal Officer
ING U.S., Inc.
230 Park Avenue
New York, NY 10169

> **Re: ING U.S., Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 19, 2013**
> **File No. 333-184847**

Dear Ms. Healy:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

The Offering, page 13

1. Please revise your prospectus summary to highlight the basis for the conflict of interest you are deemed to have under Rule 5121 of the Conduct Rules of FINRA. Please also include this information in "Underwriting—Conflicts of Interest."

Selected Consolidated Financial Data, page 69

2. Please revise your disclosure to reflect the consolidated financial position data as of December 31, 2009 as being audited. Otherwise, explain to us how your consolidated operating results for the year ended December 31, 2009 can be derived from audited financial statements without the year-end balance sheet being audited.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 71
Trends and Uncertainties, page 72
Market Conditions, page 72

3. You discuss the impact of market volatility and prevailing low interest rates. Please revise your disclosure here or elsewhere in MD&A to expand on the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows consistent with your disclosure in a risk factor on pages 20 and 21. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

Results of Operations—Ongoing Business, page 87

4. Refer to your response to comment 15 dated January 23, 2013. We acknowledge your representation that the presentation of sources of operating income (loss) before income taxes provides a supplemental analysis that reflects the manner in which you analyze financial results for internal purposes. However, we remain skeptical that the components of this presentation are not non-GAAP measures. As a result, please revise your disclosure to provide the following information or remove your presentation of the sources of operating income disclosure:

   - A discussion of the variation in each source of operating income (loss) before income taxes from period to period at both the consolidated level and the segment level.
   - Supporting computations for each income source that summarizes the revenues and expenses netting to the amounts presented in your tables.
   - Supporting computations for each expense source of operating income and reconciliation to consolidated expenses.

5. Although you identify operating income (loss) before income taxes as a non-GAAP financial measure, its title is confusing similar to titles commonly used for GAAP measures. Please revise the title of this measure to clearly differentiate it from a GAAP measure. Please see Item 10(e)(1)(ii)(E) of Regulation S-K.

Qualitative and Quantitative Disclosure About Market Risk, page 146
Market Risk Related to Credit, page 153

6. Regarding your counterparty credit risk related to reinsurance recoverable, please revise your filing to disclose the recoverable balances from your 10 largest reinsurers. For these reinsurers, disclose their current credit and claims payment ratings as well as the nature and amounts or any disputes and corresponding allowance for doubtful accounts.

7. Regarding your counterparty credit risk associated with your derivative assets, including your instruments used to economically hedge your annuities and guarantee products, here and/or in the financial statement footnotes, to address the following items or tell us why such disclosure is not warranted:

- Clarify whether your derivative instruments or any class of derivatives have any concentration of over-the-counter instruments;
- The names of the significant counterparties;
- The notional amounts and amounts due from each of these counterparties;
- The duration of these derivatives and the amount physically settled in each fiscal year presented to provide additional information regarding the volume of activity as required by ASC 815-10-50-1Ad;
- The credit support agreements in place with each of your counterparties for option holdings in excess of specific limits, if any; and
- The maximum amount of loss due to credit risk if the counterparties fail to perform on their obligations in accordance with ASC 825-10-50-21(b).

Compensation of Executive Officers and Directors, page 256
Post-Offering Equity Compensation, page 267

8. To the extent you intend to adopt the plan prior to the offering, please file the 2013 Omnibus Non-Employee Director Incentive Plan as an exhibit to your registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

9. Please file the Equity Administration Agreement described on page 293 as an exhibit to your registration statement, or provide us with a legal analysis as to why you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Underwriting, page 317

10. Please refer to your response to Comment 6. We do not find persuasive your argument that ING Group and ING Insurance International BV should not be identified as underwriters because these parties acquired their interest in ING US with investment intent and not with a view to the distribution of any security. Parents of an issuer have enough of an identity of interest with the issuer so as not to be able to make "secondary" offerings of the issuer's securities. Accordingly, we continue to believe that ING Group and ING Insurance International BV should be identified as underwriters in this offering. Please revise this section of your registration statement to so identify these parties.

Conflicts of Interest, page 324

11. We note your statement regarding the existence of a conflict of interest under Rule 5121 of the FINRA Conduct Rules. As such, it appears that you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be

involved in the underwriters' due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Robert G. DeLaMater
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004